Exhibit 21.1
Subsidiaries of Touchstone Resources USA, Inc.

State of
Subsidiary Name	Incorporation

Cygnus Texas Properties, Inc.	Delaware
Cygnus Louisiana, Inc.	Delaware
Cygnus New Zealand, Inc.	Delaware
Cygnus Oklahoma, LLC	Delaware
PF Louisiana LLC	Delaware
Cygnus Operator, Inc.	Texas
Touchstone Resources Ventures, LLC	Texas
PHT West Pleito, LLC	Delaware
Cygnus Mississippi, LLC	Delaware
CE Operating, LLC	Oklahoma